

VUBA TEAM



Paul Klahn   Founder, CEO

Paul is an aerospace engineer, pilot, former US Air Force officer, and entrepreneur. Paul has been on the leadership teams of several startup businesses, ranging from an aircraft design and manufacturing business he founded, to an ocean wave green energy generator, to a near space lighter-than-air vehicle used for border security, aerial surveillance, and communication. Most recently, Paul was COO and engineer for two U.S.-based companies developing automated transit systems.

Paul has a passion for serving others and strives to help people reach their highest potential. He has many family members, friends and colleagues who are Rwandan; this is what motivates him to build a Rwandan company and help the local people through jobs and wealth creation.



Peter J. Muller, PE   Co-Founder, Chief Technical Officer

Peter is president of the international Advanced Transit Association (ATRA) and has degrees in civil and environmental engineering from the universities of Cape Town (South Africa) and Colorado (USA). Peter has specialized in transportation planning and engineering for over four decades. Over the past two decades he has been involved in numerous PRT development projects and is a world-leading expert on all aspects of the PRT design and development process.

Peter is motivated to create a better world through innovative engineering solutions and by uplifting fellow human beings.



Phionah Nyangoma   Co-Founder, Biz Dev & Cultural Liaison

Phionah is a native Rwandan/Ugandan who is fluent in English and several African languages. She has been a co-founder of three start-up businesses in the USA and in East Africa. She is skilled in marketing, enrolling people to support new concepts, and interfacing with investors and key stakeholders. Phionah brings vital insight on African culture and is a passionate advocate for the needs of African people.



John Carroll   Chief Financial Officer

John has a BS in Finance from the University of Southern California. His prior experience includes being Senior Vice President of Finance and Legislative Affairs for Silicon Energy, LLC; Managing Director for Newport Partners, LLC and Director/Vice President for Edison Capital. He is a project finance expert in international projects and has overseen hundreds of special purpose vehicles (SPVs) managing large infrastructure PPPs.



Lyliane Nyirarukundo   Director of ICT

Lyliane holds a Bachelor of Science in Computer Engineering from the Kigali Institute of Science and Technology (University of Rwanda). She enjoys using her ICT knowledge to serve people at her workplaces and social networks, as well as contributing to the development of her country. Lyliane also holds a Bachelor of Arts in Theology and Christian Leadership. Outside of work, Lyliane is passionate about mother nature. She climbs mountains and explores the lakes and waterfalls of her beautiful motherland, Rwanda.



VUBA TEAM

Jacob Lovelady   Director of Engineering



Jacob is an engineering professional with a BS in Mechanical Engineering from the University of Louisiana. He is passionate about building innovative and efficient solutions to create a better world. Prior to joining the Vuba team, Jake spent several years helping a start-up engineering and manufacturing company grow to $30+ million in revenue. Jake brings a holistic approach to solving engineering and corporate problems that places an emphasis on robust system architecture for creating repeatable success.

James Kanyete   Director of Business Operations – Rwanda



James holds a Bachelor's of Commerce degree from Mt. Kenya University, with specialization in finance and banking. He has worked in a non-profit organization involved in child sponsorship for seven years. From his business studies and his experience in the non-profit world, James believes all business success centers on a proper understanding of organizational dynamics and politics. At Vuba, James has been instrumental in coordinating high-level government meetings and assisting in representing Vuba interests.

Joel Ndatimana   Transportation Data Analyst



Joel is currently working toward a Bachelor of Computer Science at the University of Kigali. Joel loves God, people, science and flying. He has a strong scientific interest in climate change, and is striving to equip himself with the skills needed to contribute to the fight against climate change. His goal is to help future generations have the opportunity to live in harmony with nature.

Dr. Ingmar Andreasson   Transportation & Simulation Consultant



Dr. Andreasson holds a PhD degree in simulation modeling and has 30 years of experience in PRT systems design, control and modeling. Dr. Andreasson has published 40 scientific papers and reports on PRT. He directed university cross-discipline PRT research and has given PhD courses in PRT modeling. He has also developed transit planning methods, taxi fleet management systems and road traffic simulation models. Dr. Andreasson developed the generic PRT modeling suite PRTsim which has been applied in over 40 locations with up to 450 stations and 17,000 vehicles in Europe, America and Asia.

Christopher Juniper   Sustainability Consultant



Mr. Juniper is an environmental economist, economic development professional, and sustainability professional with 40+ years of diverse management experience for governments, international non-profits and his private consulting firm SustainALogic, and as university faculty and author. His experience includes leading a sustainability project for the US Army Garrison Fort Carson that included investigation of a large PRT deployment.







VUBA TEAM

Susan Fox   Safety Consultant

Ms. Cox is a licensed Professional Engineer with 25 years of technical and management experience, specializing in system safety for rail transit systems. She has extensive knowledge of communications-based train control (CBTC) systems that provide automatic train operation (ATO) and protection (ATP) for a variety of rail systems. Her experience includes the international application of regulations, standards and structured methodologies.

Stephen Hamilton   Systems Architect

Mr. Hamilton holds a BS in Electrical Engineering, summa cum laude, and a BA in Mathematics, both from Duke University. He holds numerous patents and is fluent in electronics technology with nearly 40 years electronics engineering and design of computers, cell phones and other consumer electronics. He has been involved in PRT systems architecture and development for the past five years.